Exhibit 99.1

Swvl to Provide Last-Mile Shuttle Services for SAB Bank Following Riyadh Metro Launch

DUBAI, United Arab Emirates, December 23, 2024 (GLOBE NEWSWIRE) – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading technology provider of enterprise and government mobility solutions, is collaborating with Saudi Awwal Bank (SAB Bank) to launch its last-mile shuttle operations in Riyadh, Saudi Arabia. This initiative builds on the successful launch of the Riyadh Metro and aims to bridge first- and last-mile connectivity gaps, ensuring seamless access for SAB employees to the city’s new metro system.

SAB Bank, one of Saudi Arabia’s leading financial institutions, is leveraging Swvl’s first- and last-mile shuttle services to streamline employee commutes. Swvl provides shuttle buses that connect SAB employees to and from the nearest metro stations, ensuring a smooth and enhanced transportation experience.

Powered by Swvl’s proprietary technology, the first- and last-mile shuttle services are designed to address critical connectivity gaps between business hubs and metro stations. By integrating virtual stops, Swvl brings commuters closer to Riyadh Metro stations, eliminating the inconvenience of long walks and ensuring a smooth transition to and from the metro. This service plays a crucial role following the metro launch, as it enhances accessibility, encourages public transport adoption, and provides a reliable, convenient alternative to private vehicles.

The Riyadh Metro has officially commenced operations, marking a significant milestone in the city’s urban mobility transformation. The phased launch began on December 1, 2024. This comprehensive network encompasses six lines, covering a total of 176 kilometers and featuring 85 stations, including four main stations. The Riyadh Metro is designed to provide a sustainable, reliable, and efficient alternative to private vehicles, aiming to reduce traffic congestion and enhance connectivity across the capital.

Mostafa Kandil, CEO of Swvl, stated: “We are proud to support Riyadh’s transformation into a world-class urban center through this collaboration with SAB Bank. By addressing the critical first- and last-mile challenges, Swvl provides commuters with smarter and more accessible mobility solutions.”

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Its technology enhances transit system efficiency, delivering safer, more reliable, and sustainable transportation solutions.

For additional information about Swvl, please visit www.swvl.com.

Forward-Looking Statements

This press release contains “forward-looking statements’’ relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the continued provision of shuttle buses to SAB employees and the ability to provide commuters with smarter and more accessible mobility solutions. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor.relations@swvl.com